Western Wind Energy Corp.

Restated Management Discussion and Analysis

For the Year Ended January 31, 2006

September 1, 2006 and August 13, 2007 for Restatements

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Western Wind Energy Corp. ("Western Wind" or the "Company") for the year ended January 31, 2006. All amounts are expressed in Canadian dollars unless otherwise stated.

During the year end January 31, 2007, the Company identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share. The Management Discussion and Analysis has been restated to provide for the effect of the adjustments on the consolidated balance sheets, consolidated statement of operations and deficit and consolidated statement of cash flows and for subsequent events since the preparation of the Management Discussion and Analysis on September 1, 2006.

This report, including the MD&A, may contain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's financial statements and other required filings.

Overall Performance

Corporate Summary

The Company owns a wind energy facility in Tehachapi, California and is developing wind energy projects in California and Arizona. It has purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties for wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol "WND", and the NASDAQ OTC market under the symbol "WNDEF".

The Company has assembled a Management Team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the development of new energy projects and the management of existing wind farms. Aero Energy LLC ("Aero") is responsible for the development of the Windstar 120 MW Project and Windridge 9MW Redevelopment Project and the operation of the existing 4.5 MW generating facility. Verde Resources Corporation ("Verde") is responsible for the development of the Steel Park 15 MW Project, the Steel Park Expansion, new projects in California and the Mesa Wind 50MW Redevelopment Project and the operation of existing 29.9 MW Mesa Wind Farm that is owned by Mesa Wind Power Corporation ("Mesa Wind"), a wholly-owned subsidiary of Verde. The Company's operations in New Brunswick were carried on by Eastern Wind Power Inc. ("Eastern Wind") for the Grand Manan 20 MW Project. As a result of the termination of the power purchase agreement with New Brunswick Power, the Company is planning to sell certain assets of Eastern Wind.

Operations

California-Windstar 120 MW

At January 31, 2006 Aero owned 1,062 acres of land in the Tehachapi Pass Wind Park and had contracted to purchase a further 10 acres for US$36,411 including closing costs. Aero has placed these funds on deposit with the title insurance company and has satisfied all conditions for closing the transactions. Subsequent to January 31, 2006, the Company purchased a further 60 acres of land for $241,343.

Parcels in excess of 40 acres are zoned for wind farm development and smaller size properties are being rezoned for wind farm development. Subsequent to January 31, 2007, the Company applied for a construction permit for the wind farm.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California's electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2017. State regulatory agencies are requiring that the compliance date be advanced to 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from the 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at a cost not greater than $850 per kw and may be amended if turbine prices increase above that amount. The estimated cost to construct the project, at this time, is approximately US$240 million.

The Power Purchase Agreement with Southern California Edison required a US$500,000 letter of credit to secure Aero's performance. The security for the letter of credit was provided by the spouse of an officer and director. Financing costs included a fee of 12% of the undrawn balance of the letter of credit plus a bonus of 83,290 common shares at a deemed price of $1.50 per share. In April 2006, the letter of credit was replaced by a US$1 million letter of credit secured by funds provided by the Company.

On February 16, 2006, Aero made an application to the Federal Energy Regulatory Commission ("FERC") to require Sagebrush Partnership to provide transmission access to Aero for 50 MW to 120 MW of capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission. The Company received an order on April 28, 2006 from FERC requiring Sagebrush Partnership to provide access to the transmission line. On March 15, 2007, the Company received a final order from FERC confirming that the system impact study concluded that there is sufficient capacity to satisfy the requirements of the Windstar 120 MW Project and that the Sagebrush Partnership must provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners. The order requires that the wind farm have Qualifying Facility status pursuant to the Public Utilities Regulatory Policies Act and that the interconnection and transmission agreement be submitted to FERC within 30 days. FERC has approved an application to hear an appeal by one of the Sagebrush Partners. If we are unable to obtain access to the Sagebrush Transmission Facility, the Company is listed on Southern California Edison's queue for a new transmission line that it plans to construct by 2010.

During the year ended January 31, 2006, the Company incurred property taxes and liability insurance costs of approximately US$30,000. In addition, the Company incurs costs related to zoning and permitting, geotechnical, engineering and access studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $98,529 in costs for the year ended January 31, 2006. In addition, four anemometers have been erected at a cost of approximately US$87,000. In previous years, the Company expensed $832,292 in project and general and administrative costs related to the Windstar 120 MW project.

Windridge Wind Farm and 9MW Redevelopment Project

The Company entered into an agreement on June 30, 2005 to purchase approximately 192 acres in Tehachapi and 43 Windmatic turbines and an assignment of a Power Purchase Agreement with Southern California Edison expiring in 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the property, wind turbines and power purchase agreement was US$825,000 payable by US$550,000 on closing and a convertible secured note for US$275,000 with interest at 8% per year, due on February 17, 2008. The revenue generated by the wind farm is expected to be approximately US$85, 000 per year.

The purchase was financed by a loan of US$550,000 from a significant shareholder with interest at 18%. In addition, the related party received 82,500 common shares at a deemed price of $1.60 per share as a bonus. Annual interest costs are US$22,000 per year.

The Company is assessing the availability of transmission on Southern California Edison's transmission lines and the ability to obtain a long term power purchase agreement. Management believes that the property can be redeveloped into a 9 MW facility. Southern California Edison has advised the Company to repower the existing 4.5 MW, which has transmission capacity pursuant to the existing power purchase agreement and to develop a further 4.5 MW when it is established that there is available transmission.

As at January 31, 2006, the Company has capitalized its real estate deposit, title insurance and legal and environmental review costs of US$670,798.

Verde Resources

The Company entered into an agreement on December 5, 2005 to purchase 1,128 acres of land near Kingman, Arizona for US$1,585,000. The purchase price was payable by US$105,000 upon entering the agreement, an additional US$105,000 in six months and the balance prior to December 5, 2006. The Company had planned on using the property to build the Steel Park 15 MW Project. Subsequent to January 31, 2006, the Company completed the purchase of the 1,128 acres of land for US$1,638,746. The purchase price was paid by purchase deposits of US$210,000, cash on closing of US$602,746 and a vendor mortgage of US$825,000 payable on June 7, 2007 with interest at 7%. On June 6, 2007, the Company borrowed US$412,500 from a significant shareholder and used the funds to make a principal payment of US$412,500. At that date, the vendors agreed to extend the term of the mortgage to December 7, 2007. In addition, the Company paid a renegotiation fee of US$21,000 to complete the transaction.

Steel Park 15 MW

In December 2005, management believed that the 1,128 acre property located near Kingman had the potential for wind power development. Previously, the Company had entered into a power purchase agreement with Arizona Public Service ("APS") based on other land holdings. Management decided to use the Kingman, Arizona property for the development of the Steel Park 15 MW project.

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kWh's of electricity per year at a fixed rate plus annual adjustments for inflation. Any excess electricity would be purchased at the spot price based on the Dow Jones Firm Palo Verde On-Off Peak Index and green credits would be sold to APS at a price to be agreed upon. The facility was scheduled for completion by March 31, 2006, with an extension to March 31, 2007.

Subsequently, APS agreed to amend the contract by extending the in service date to March 31, 2007 and the term to 15 years and increasing the electricity price to reflect the change in the price in turbines and construction costs since the date of the power purchase agreement.

On April 28, 2006, the Company entered into a joint venture agreement with Pacific Hydro to develop the Steel Park 15 MW Project pursuant to the terms of the Alliance Agreement. The Steel Park Operating Agreement provided for the following:

    The ownership of Steel Park LLC to be 51% Pacific Hydro and 49% by Verde;

    The contribution of development costs incurred prior to April 28, 2006 by the Company and Pacific Hydro;

    The sharing of development and construction costs in proportion to equity ownership, subject to the Company's right to require Pacific Hydro to pay for the Company's portion of development and construction costs subsequent to April 28, 2006 and the option to increase the Company's equity interest in the project by providing the Company's share of the project cost less any debt or proceeds from equity financings within 180 days of completion of the project;

    Pacific Hydro taking security over the Company's membership interest in Steel Park LLC until contributions by each party are in proportion to their equity interest;

    The distribution of cash flow to the members in proportion to their equity interest; and

    The management of the project by Pacific Hydro subject to the requirement for unanimous agreement to major issues.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. ("Mitsubishi") for the purchase of 15-1MW turbines. The contract required reservation payments that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbines Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines were delivered in October 2006 and are in storage. The letter of credit provided by Pacific Hydro is secured by a charge on the wind turbines and on the Company's interest in Steel Park, LLC. The Company made turbine reservation payments totaling US$3.3 million.

The Company has completed satisfactory environmental and geotechnical assessments and permitted and zoned the property for wind farm development. Contracts were issued for geotechnical, foundations, roads, interconnection, and collection system with a view of commencing construction in September 2006 and the geotechnical assessment was completed. Two anemometer towers have been erected on the property. The wind data is being correlated to long term data collected from other anemometers that the Company has erected near Kingman. The preliminary wind reports indicated lower wind speeds than the wind speeds used to assess the property in December 2005. In addition, the estimated costs to build roads and install foundations were higher than budgeted. As a result of the lower electricity production and higher projected construction costs, the project was not feasible at the electricity price negotiated with APS.

During the year ended January 31, 2007, Pacific Hydro advised the Company that it did not wish to proceed with the development and construction of the Steel Park 15 MW Project and on April 11, 2007, APS terminated the power purchase agreement as a result of the Company's failure to complete the project by March 31, 2007. At January 31, 2007, the Company wrote off its investment in the Steel Park 15 MW Project of $4,924,606.

The Company is negotiating a Settlement Agreement with Pacific Hydro that will likely result in the transfer of the Company's interest in Steel Park, LLC to Pacific Hydro and confirm the Company's ownership to the Steel Park land, environment, wind assessment and geotechnical reports, zoning and permitting rights and other intellectual property related to the potential development of the Steel Park land.

Steel Park Expansion

The Company has been granted a right-of-way grant for the use of 22,150 acres of land adjacent the Steel Park property by the Bureau of Land Management, with a view of constructing up to 250 MW of wind facilities. The initial right-of-way with the Bureau of Land Management is for three years and allows the Company to carry out due diligence, and install wind turbines subject to the completion of a satisfactory environmental assessment of the property. If satisfactory due diligence is completed, the Company has the right to enter into a 30 year right-of-way and proceed with the development of the property subject to the approval of the Bureau of Land Management.

The Company expects more wind energy projects in Arizona since the State has proposed the increase of its renewable portfolio standard from the current 1.1% to 15% of its new power purchase agreements by 2010.

Arizona-Other Properties

The Company owns 800 acres of land. At this time, the properties have anemometers that are being assessed on a monthly basis. The historical wind data at this time does not justify the construction of wind energy facilities based on existing turbine and construction costs and electricity prices.

The Company could develop these properties if new turbine technologies are developed for lower wind speed sites or if electricity prices increase.

Prior to the date of the Power Purchase Agreement, all costs relating to early stage development of the Steel Park 15 MW and other Arizona projects are being expensed as incurred. For the Steel Park 15 MW project, once a signed Power Purchase Agreement was obtained, the Company began to capitalize costs associated with the development of the wind farm. On April 11, 2007, Arizona Public Service terminated the Power Purchase Agreement and the Company wrote off its investment in construction-in-progress of $4,924,606, The Company has expensed $1,063,474 in project and general and administrative costs related to these other properties in Arizona.

Grand Manan 20 MW Project

The Company operated in New Brunswick through Eastern Wind. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year. Eastern Wind entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick and has completed the permitting and zoning of the property, environmental, geotechnical and wind studies. The construction of the roads has commenced.

The lease required the payment of royalties of 1.55% and increasing to 2.5% on the twelfth year. In addition, there is a verbal agreement to pay an additional royalty of 0.5% to the land owner. The term of the lease is for 30 years from 2002 and requires construction to commence by October 31, 2006; however, the power purchase agreement requires commissioning of the project by October 31, 2006.

The Company engaged Neil and Gunter Ltd. a Fredericton based electrical consulting firm to review the construction costs of the facility. As a result of the delay in the project, the cost to construct the project increased to $46 million and was not feasible at the electricity price negotiated with New Brunswick Power. The Company proposed revisions to the power purchase agreement to reflect the delay in construction and the increased cost of the project.

The term of the power purchase agreement was for 20 years. In October 2004, the Company opened a letter of credit in favour of New Brunswick Power for $200,000, which was valid until November 1, 2006.

In November 2006, New Brunswick Power terminated the power purchase agreement as a result of the Company's failure to complete the project by October 31, 2006. At that time, New Brunswick Power demanded payment of the $200,000 performance bond and the Company recorded a liability of $200,000 to the third party who provided security of the performance bond and wrote off its investment in construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339.

As at October 31, 2006, we ceased development in New Brunswick and all costs related to the Grand Manan Project have been written off and all liabilities related to the abandonment have been accrued as at January 31, 2007.

Mesa Wind

On July 25, 2006, the Company acquired PAMC Management Corporation ("PAMC") for $15,262,600 (US$13,400,000) and changed its name to Mesa Wind. In addition, the Company incurred $240,899 (US$211,056) in costs related to the transaction. PAMC's primary asset is the Mesa Wind Farm located in the San Gorgonio Pass near Palm Springs, California. The assets included a right-of-way with the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 460 wind turbines, collection system, substation, roads and maintenance building.

The wind farm is situated on 440 acres of land in the San Gorgonio Pass, 16 miles from Palm Springs, California. The Company has a right-of-way from the Bureau of Land Management for the exclusive use of the land for wind energy development. The right-of-way expires on January 13, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default. The right-of-way grant provides for annual payments of US$78,478 per year.

The RSO1 Power Purchase and Interconnection Agreement expire on June 22, 2011. It provides for the sale of electricity on an "as available electricity" basis at Southern California Edison's short-run avoided cost. The electricity production over the last five years has been in the area of 65 million kWh's per year.

The wind farm was constructed in 1984 and includes 460 Vestas V15 turbines. The Company entered into an agreement with Airstreams Maintenance Corporation ("AMC") to provide operations and maintenance services for the wind farm. AMC has extensive experience in operating and maintaining wind farms and overhauling wind turbines. The Company invested approximately US$500,000 on the remediation of the site in addition to normal operating costs of US$90,000 per month. The Company expects the major repairs to be less in the future since a preventative maintenance program has been implemented and repair deficiencies from prior years have been remedied.

The purchase was financed by a loan from Pacific Hydro of US$13.4 million. The loan bears interest at LIBOR plus 6%. The loan is the subject of a lawsuit with Pacific Hydro which is described under Legal Proceedings.

The Company has completed the environmental and archeological assessments that are required for a new right-of-way, has been short listed on the 2007 RFP for the sale of electricity to Southern California Edison and has engaged Windots, Inc. to complete a wind assessment study and provide potential turbine siting to repower the wind farm to 50 MW's.

Development Strategy

The Company develops and acquires sites or existing wind farms based on the following criteria:

  Availability and access of transmission

  Satisfactory wind resources to justify a commercial wind energy facility

  Permitting and zoning policies that allow wind farm development

  Satisfactory environmental and archeological studies

  Satisfactory terrain and geographic features that do not impede development

  Regional support of renewable energy

  Local political support for wind power development

  Adequate incentives at the federal and state levels

  High electricity prices

  Growing demand for electricity

Development activities are carried out by the Company's internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

Revenue Strategies

Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal production tax credits are a federal tax credit of $0.019 per kWh plus inflation adjustments for ten years.

It is now common practice that power purchase agreements with utilities will include the green credit with the energy sales ("bundled energy").

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company will raise capital from established institutional banks and investment companies and funds experienced in the financing, construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available for a project depends upon the projected cash flow of the project, the existence of a long term power purchase contract with a credit worthy utility or, the wind assessment report, turbine supplier, balance of plant contractor and the interest rates existing when funds are drawn down.

In the US, the Company will use a limited liability corporation structure to secure financing to increase the rate of return on equity and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.

During the 2006 fiscal year, the Company entered into an Alliance Agreement with Pacific Hydro, an Australian renewable energy developer. Pacific Hydro has 260 MW of combined wind energy and hydro in Australia, Fiji, Chile and the Philippines. Pacific Hydro was a publicly listed company on the Australian Stock Exchange that was subsequently acquired last year by IFM, one of Australia's largest pension fund managers. With the Alliance Agreement, Pacific Hydro invested $9 million in the Company through private placements of 6,000,000 shares and 6,000,000 warrants exercisable within two years at $1.60. As a result, Pacific Hydro owns approximately 25% of the Company.

The Alliance Agreement was for five years and provided Pacific Hydro the right to invest in the Company's projects in Riverside County and Kern County, California (Palm Springs and Tehachapi), Mohave County in Arizona (Kingman) and New Brunswick, Canada through special purpose vehicles (joint venture companies, limited liability companies, partnerships) owned 51% by Pacific Hydro and 49% by the Company.

Pacific Hydro commenced several lawsuits in November 2006. The nature of these lawsuits is described under Legal Proceedings. The result of the lawsuits is that the Alliance Agreement and all other agreements between the Company and Pacific Hydro are in a holding pattern, until resolution to the legal claims is realized.

Legal Proceedings

Mesa Acquisition Loan

On November 6, 2006, Pacific Hydro commenced a legal action to require the transfer of Mesa Wind to Pacific Hydro. Pacific Hydro provided a US$13.4 million loan that was used to acquire the common shares of PAMC Management Corporation that owned the Mesa Wind Farm, and is taking action to recover it's investment by exercising their rights by foreclosing on the Mesa Wind Farm. The Company has filed a Statement of Defence and Counterclaim.

The Company counterclaimed that Pacific Hydro has obstructed the Company from obtaining financing and prevented the loan from being repaid. The Company is demanding the right to repay the loan 180 days after the litigation with Pacific Hydro is settled and that Pacific Hydro be restrained from taking any action to realize upon its security until a final determination has been made by the Court.

Exclusivity Deed

The Exclusivity Deed was entered into on October 20, 2005 with Pacific Hydro in conjunction with their purchase of 666,666 units at $1.50 and their due diligence for a further investment. The Exclusivity Deed provided that the Company would not entertain financing from other parties until Pacific Hydro had completed its due diligence and decided whether or not it would make a further investment in the Company or until 45 days after a Turbine Supply Agreement was completed for the Grand Manan 20MW Project. In addition, the Exclusivity Deed described procedures for Pacific Hydro to make a further investment and for approval for the further investment by the TSX Venture Exchange and the Company's shareholders. The size of the further investment by Pacific Hydro was large enough that it would make Pacific Hydro a "control person" and the TSX approved the transaction on the basis that Pacific Hydro agreed to restrict their voting rights to 19.9% until the shareholders approved them as a control person. The Exclusivity Deed provided for Pacific Hydro to have a put option with respect to the future private placement, if Pacific Hydro was not approved by the shareholders as a control person at the Annual General Meeting.

Pacific Hydro entered into a subscription agreement with the Company on January 27, 2006. The subscription agreement did not provide for a put option and contained Pacific Hydro's acknowledgement that there were no other written or oral agreements with respect to the private placement.

At the Annual General Meeting on September 25, 2006, the disinterested shareholders did not pass the control person resolution and Pacific Hydro was restricted to voting 19.9% of their shares. On October 31, 2006, Pacific Hydro tendered their shares to the Company under the put option in the Exclusivity Deed. At that time, Pacific Hydro issued a press release that advised its intent to sell 4,333,333 shares.

On November 10, 2006, Pacific Hydro filed a Statement of Claim to require the Company to repurchase 4,333,333 units at a price of $1.50 per unit. The Company filed a Statement of Defense and Counterclaim.

The Company contends that the investment was made pursuant to the subscription agreement, in which Pacific Hydro acknowledged that there was no other written or oral agreement between the parties. The subscription agreement does not refer to any right that would require the Company to repurchase shares other than standard rescission provisions to provide the purchaser 4 days to reconsider the proposed transaction.

Management believes that the allegations made by Pacific Hydro in their Statement of Claim do not have any merit.

Alliance Agreement

On December 19, 2006, Pacific Hydro filed a Statement of Claim in Australia that relates to the interpretation of the Alliance Agreement. Pacific Hydro alleges that the Alliance Agreement prevents the Company from selling, leasing, developing or using any of the real estate owned by the Company, in the jurisdictions set out in the Alliance Agreement, without the participation of Pacific Hydro.

Management believes that there are no terms in the Alliance Agreement that would prevent the Company from selling or leasing the property to a third party or from obtaining financing using the property as security.

The Company offered Pacific Hydro the opportunity to participate in the development of the Windstar 120 MW Project and Pacific Hydro has accepted. There is dispute over the interpretation of the Alliance Agreement.

The Company believes that the Alliance Agreement requires the negotiation of a definitive joint venture agreement that is subject to the approval of both parties. Pacific Hydro believes that they have a unilateral right to require the Company to enter into a joint venture agreement based on Pacific Hydro's interpretation of the Alliance Agreement. The Company believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro since they are a "control person" and that any joint venture is subject to a definitive agreement.

The Company filed a Statement of Defence and Counterclaim with respect to this action. The Australian Courts have agreed that the Company has the right to use the Tehachapi land as security for a loan.

Settlement Negotiations with Pacific Hydro

On June 8, 2007 the Company entered into negotiations to settle all outstanding issues between the parties and to provide for the cessation of all legal proceedings between the parties. Although the basic financial terms have been agreed to by both parties, settlement is subject to a definitive agreement. There can be no guarantee that a settlement will be reached between the Company and Pacific Hydro or that the final terms of the settlement will be favourable to the Company.

Other Legal Proceedings

Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind Power, are suing the Company for failure to issue certain bonus shares and incentive stock options. The Company believes that the lawsuit is without merit and is defending itself resolutely.

The Company has sued Paul Woodhouse and Darlene Gillis for breach of fiduciary duties and negligence with respect to their duties as officers and directors of Eastern Wind.

Paul Woodhouse and Darlene Gillis are suing the Company for comments that they allege were made by the Company's chief executive officer. The parties have agreed upon the terms of a settlement agreement and are preparing legal documents to implement the settlement. The settlement will not be material to the financial statements.

Tom Vihveln, a former director and officer of Eastern Wind, is suing Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 for services rendered. The Company has filed a counterclaim for breach of fiduciary duties.

Michael Wystrach filed statements of claim in Pima County, Arizona and Vancouver, British Columbia seeking compensation for services rendered. The lawsuit was dismissed in Pima Count and proceedings to re-instate the lawsuit were also dismissed. The Plaintiff appealed the decision and a hearing is to be held in September 2007. On November 6, 2006, the plaintiff commenced a lawsuit in British Columbia on essentially the same basis as the action that was dismissed in Pima County, Arizona. Management believes that the lawsuits are without merit.

On July 9, 2007, Michael and Grace Wystrach filed a Statement of Claim with respect to the prepayment of a lease in Elgin, Arizona for $351,000. In the Statement of Claim, the plaintiffs claim that they were not paid the lease fee; and alternatively, if he was paid the funds then they were unlawfully misappropriated by the chief executive officer. The Company will file a Statement of Defense. Management believes that the claims are without merit.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations. The Company is in compliance with all laws and regulations, except for its requirement to file audited financial statements and Management, Discussion & Analysis for the year ended January 31, 2007 and unaudited financial statements and Management, Discussion & Analysis for the three months ended April 30, 2007 with the British Columbia Securities Commission and the 2007 Form 20F filing with the Securities and Exchange Commission (United States).

On June 8, 2007, the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting directors, officers and insiders from trading in the securities of the Company because of the failure to file the 2007 audited financial statements and Management, Discussion & Analysis within the prescribed time period. This restriction will remain in place until regulatory filings are brought up to date.

Windstar 120 MW Project

The Company's contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to 2008. The timing of completion is dependent upon the Company's ability to arrange a transmission contract with the Sagebrush Partnership either by way of a negotiated agreement or by FERC order. The agreement can be cancelled if turbine prices increase above $850 per kw. The Company provided a US$500,000 letter of credit to Southern California Edison as a performance bond. On April 6, 2006, the letter of credit was increased to US$1 million. The letter of credit can be drawn on by Southern California Edison if the facility is not completed by December 31, 2007. However, management of the Company has an option to extend the terms of the letter of credit to December 31, 2008 without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not aware of any other risks associated with the contract with Southern California Edison.

At January 31, 2006, real estate to be used for the Windstar 120 MW wind farm was owned by the Company. At January 31 2007, the Company purchased additional property and had mortgages of $320,046 (US$271,918).

At January 31, 2007, the Company had a commitment to purchase 77 acres of land for US$250,000. The vendor has refused to close the transaction and the Company has sued the vendor for specific performance. The Company placed US$25,000 in escrow and will be required to pay US$50,000 on closing. The vendor will provide a US$175,000 first mortgage repayable over two years with interest at 6.5%.

The Company is required to pay property taxes. For the year ended January 31, 2006, property taxes and liability insurance costs have been expensed as project costs. These costs total approximately US$38,000.

WindridgeWind Farm and 9MW Redevelopment Project

The Company entered into an agreement on February 17, 2006 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring on December 17, 2004 for US$825,000. The purchase was financed by a mortgage of $323,675 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. The loan is secured by a first charge on the land.

The power purchase agreement provides for the sale of electricity on an "as available" basis at Southern California Edison's short run avoided cost.

Airstreams Maintenance Corp. provides operations and maintenance services and charges us based on the time and materials supplied.

The Company is required to pay property taxes based on the assessed value of the real estate and improvements.

Steel Park 15 MW

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kwh's of electricity per year at a fixed rate plus an adjustment for inflation. Subsequent to January 31, 2006, APS agreed to amend the power purchase agreement to extend the service date to March 31, 2007, extend the term of the contract to 15 years and increase the electricity price to reflect the increase in the cost of wind turbines and construction costs. The Company entered into a Turbine Supply Agreement with Mitsubishi for 15-1MW turbines. At April 28, 2006, the Company transferred its obligations with respect to the Turbine Supply Agreement with Mitsubishi and other collateral agreements to Steel Park LLC. The cash calls made by Steel Park LLC to the Company to develop the Steel Park 15 MW Project will be financed by a loan from Pacific Hydro and the loan will be secured by the Company's 49% interest in Steel Park LLC. On April 11, 2007, APS terminated the power purchase agreement and the Company wrote off its investment in construction-in-progress of $4,924,606.

The Company entered into a contract to purchase land near Kingman, Arizona for US$1,585,000 of which US$210,000 has been paid and is non-refundable and is committed to pay US$1,375,000 prior to December 5, 2006 and to complete the purchase before construction starts. The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,638,746 on December 5, 2006. The Company entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year on June 6, 2007. The spouse of an officer and director advanced the Company $630,000 to finance the purchase of the 1,128 acres near Kingman, Arizona. Subject to the approval of the TSX Venture Exchange, the balance of the advance bears interest at LIBOR plus 5.98% per year and maturing on November 30, 2008. In addition, the Company agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as compensation for the loan. On June 5, 2007, the Company paid US$412,500 plus accrued interest and a mortgage renegotiation fee of $21,000, so that the term of the mortgage was extended to December 6, 2007. A significant shareholder loaned the Company US$412,500 and secured the loan by a second charge on the property. The loan from the shareholder bears interest at 12% and is due on July 1, 2009. In addition, the significant shareholder will receive a bonus of 118,000 shares at a value of $0.75 per share.

Arizona Other

The Company owns 800 acres of other land in Arizona. At January 31, 2006, the balance owing on a mortgage was $42,626. Subsequent to the year end, the mortgage was paid. Property taxes on the owned land are not significant.

Steel Park Expansion

The Company was granted a three year right-of-way by the Bureau of Land Management to assess the feasibility of the site for wind farm development. The right-of-way requires payments of US$22,150 per year.

Grand Manan 20 MW Project

The Company had leased 4,500 acres on Grand Manan Island. The lease is for 30 years and all lease rates are based on a percentage of revenue. There are no penalties for cancellation of the lease. The lease requires that construction commence before October 31, 2006.

The Company had provided a $200,000 performance bond to New Brunswick Power secured by a letter of credit provided by a third party. The contract required the project to be commissioned by October 31, 2006. The Company failed to commission the project by October 31, 2006 and the New Brunswick Power called the $200,000 performance bond and terminated the power purchase agreement. As a result, the Company recorded a $200,000 liability to a third party who provided security for the performance bon and wrote off its investment in construction-in-progress and capital assets of $1,149,339

On July 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000 paid on signing of the letter of intent, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing.

Mesa Wind Power

Mesa Wind has a standard offer power purchase and interconnection agreement with Southern California Edison expiring on June 23, 2010 to sell electricity on an "as available" basis at Southern California Edison's short run avoided cost.

The Company is obligated to repay Pacific Hydro US$13.4 million plus interest at LIBOR plus 6%. The loan is secured by the shares of Mesa Wind Developers Corporation ("Mesa Wind") and a charge on all Mesa Wind's assets.

Mesa Wind has the exclusive right to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development. The right-of-way provides for lease payments of US$78,478 per year. Property taxes are in the area of US$135,000 per year and liability insurance costs are in the area of US$30,000 per year.

The Company has entered into an Operations & Maintenance Agreement with Airstreams Maintenance Corp. The contract provides for Airstreams to operate and maintain the Mesa Wind Farm for a fee equal to costs plus US$200,000 per year. The contract is automatically renewable with an escalation for inflation.

The Company has entered into an agreement to purchase four vehicles used by employees of Airstreams Maintenance Corp. in the operation of the Mesa Wind Farm.

Pacific Hydro commenced a legal action demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million Acquisition Loan. If the Company is unable to repay the loan, it will lose its major source of revenue, its largest asset and the opportunity to redevelop the site (See Legal Proceedings).

Selected Annual Information

($'000's except per share amounts)

	January 31	January 31	January 31
	2006	2005	2004
	Restated	Restated
Total revenues	Nil	Nil	Nil
Income (Loss) before discontinued Operations	$(5,114,221)	$(2,913,059)	$(1,603,509)
Net income (loss)	$(5,114,221)	$(2,913,059)	$(1,603,509)
Loss per share, basic and diluted	($0.30)	($0.21)	($0.15)
Total Assets	$12,347,093	$3,794,839	$3,300,913
Long Term Financial Liabilities	Nil	Nil	Nil

Results of Operations

Bonuses

At the previous Annual General Meeting, the shareholders approved the payment of bonuses to Jeff Ciachurski of $700,000 and to Michael Boyd of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 2007, as such $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $418,000, will be amortized to expense during the years ending January 31, 2007, and 2008.

The Directors approved a bonus to Cash Long and Jeff Patterson, consultants to Aero totaling $505,353 to forgive the subscriptions receivable and an investment deposit receivable from those individuals.

Write off of Land Leases and Wind Data

The Company has written off the capitalized cost of the land lease for Dolan Springs property located in Arizona and the cost of the wind data. The write off amounted to $726,000.

Stock Based Compensation

Other stock based compensation decreased from $1,010,317 in 2005 to $536,787 in 2006. The decrease is attributed to the bonuses described above.

Financing Costs

The financing costs increased from $72,500 in 2005 to $248,685 in 2006. In connection with the loan to provide the deposit on the Windridge property, 83,290 bonus shares were issued at a deemed price of $1.60. The Company was required to provide a bond to Southern California Edison. The bond was secured by a letter of credit for US$500,000 from a related party and issued 82,500 shares at a deemed price of $1.50 as a bonus.

Interest and Bank Charges

Interest and bank charges increased from $13,132 to $120,812. The increase results from the loan from a related party of US$550,000 which bears interest at 18% per year and the Company paid interest equal to 12% of the outstanding balance of the letter of credit to secure the Southern California Edison bond.

Write off of Advances Receivable

The write off of advances receivable of $89,796 was incurred by EWP. The Company determined that the two directors and officers of EWP had taken consulting fees in excess of the agreed upon amounts for the 2005 and 2006 fiscal year. The account receivable from these officers and directors has been provided for, but the Company has commenced a legal action to recover the amounts owing.

Communications

The communications expense increased from $106,775 in 2005 to $283,664 in 2006. During the year, the Company engaged consultants to provide introductions to retail and institutional investors, to enable the Company to obtain financing through private placements, and other consulting services.

Foreign Exchange Losses

The Company incurred foreign exchange losses primarily from funds deposited in US dollars less foreign exchange gains on the Company's debt due in US dollars. During the year, the US dollar exchange rate declined from a high of 1.27 to 1.14 at January 31, 2006.

Regulatory Fees

Regulatory fees increased from $28,844 in 2005 to $93,029 in 2006. The increase is attributed to the private placements completed during the 2006 fiscal year and other transactions that required filings to be made with the TSX Venture Exchange.

Project Costs

Project costs declined from $226,805 in 2005 to $50,772 in 2006. In 2006, the Company's project efforts largely related to early construction related activities for the Grand Manan 20 MW, Steel Park 15 MW and Windstar 120 MW projects and therefore these costs were capitalized.

Professional Fees

Professional fees increased from $226,736 in 2005 to $397,392 in 2006. The increase results from higher audit fees, professional fees related to business transactions and tax compliance and planning costs.

Consulting and Directors' Fees

Consulting and directors' fees increased from $457,127 in 2005 to $539,706. The increase is partly due to the hiring of a chief financial officer.

Income Taxes Provision

The Company's US subsidiaries are required to pay minimum income taxes. The provision for income taxes of $11,919 is for minimum taxes for the last five years.

Construction in Progress

The Company is involved in the early construction stage of the Grand Manan 20 MW Project, the Steel Park 15 MW Project and the Windstar 120 MW Project. The balance of construction in progress as at January 31, 2006 and 2005 is as follows:

	2006	2005
Grand Manan 20 MW Project	$689,609	$250,942
Steel Park 15 MW Project	2,015,269	-
Windstar 120 MW project	98,529	-
	$2,803,407	$250,942

Grand Manan 20 MW Project

During the years ended January 31, 2006 and 2005, the major components of the construction costs were as follows:

	2006	2005
Financing costs	$123,364	$-
Legal fees	20,790	77,945
Road construction	236,967	36,925
Meteorological consulting	33,500	-
Engineering	10,353	135,072
Other	13,693	1,000
	$438,667	$250,942

At January 31, 2007, the Company wrote off the construction costs related to the Grand Manan 20 MW Project.

Steel Park 15 MW Project

During the years ended January 31, 2006 and 2005, the major components of the construction costs were as follows:

	2006	2005
Wind turbine payments	$1,960,775	$-
Engineering	8,970	-
Meteorological consulting	2,198	-
Property taxes	26,557	-
Legal fees	16,789	-
	$2,015,269	$-

At January 31, 2007, the Company wrote off the construction costs related to the Steel Park 15 MW Project.

Windstar 120 MW Project

During the year ended January 31, 2006, the major components of construction in progress were as follows:

	2006	2005
Financing costs	$19,670	$-
Legal fees	65,337	-
Property taxes	13,522	-
	$98,529	$-

Summary of Quarterly Results

		Loss Before	Loss	Loss Per Share
	Total	Discontinued	For The	Basic
	Revenues	Operations	Quarter	and Diluted
		Restated	Restated	Restated
January 31, 2006[1]	Nil	($2, 347,802)	($2,347,802)	($0.14)
October, 31 2005[1,2]	Nil	($1,249,085)	($1,249,085)	($0.07)
July 31, 2005[1,2]	Nil	($1,024,667)	($1,024,667)	($0.06)
April 30, 2005[1]	Nil	($492,667)	($492,667)	($0.03)
January 31, 2005[1]	Nil	($712,681)	($712,681)	($0.05)
October, 31 2004[1]	Nil	($861,266)	($861,266)	($0.06)
July31, 2004	Nil	($732,361)	($732,361)	($0.05)
April 30, 2004	Nil	($666,670)	($666,670)	($0.05)
January 31, 2004	Nil	($651,191)	($651,191)	($0.06)
October, 31 2003	Nil	($319,858)	($319,858)	($0.03)
July31, 2003	Nil	($398,895)	($398,895)	($0.03)
April 30, 2003	Nil	($233,565)	($233,565)	($0.02)

(1) These amounts have been restated because subsequent to January 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

(2) July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter, were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

Liquidity and Capital Resources

As at January 31, 2006, the Company had working capital of $5,144,720 that will be used to make turbine reservation payments. The working capital results from private placements completed during the year. The Company's cash position was $5,922,795.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in the Grand Manan 20 MW and Steel Park 15 MW Projects and incurred losses from discontinued operations of $6,073,945.

The Company is the subject of several lawsuits with Pacific Hydro as described above. If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan, Pacific Hydro might have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share and the Company may be required to joint venture projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro.

The continued operations of the Company are dependent on the ability of the Company to settle the lawsuits with Pacific Hydro, to obtain the necessary financing to repay the loan from Pacific Hydro of US$13,400,000, to complete the development and construction of wind energy projects and to fund corporate overhead and project development costs until future operations are profitable. Management plans on raising equity and debt financing to continue its operations.

The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities.

If the Company was unable to raise equity capital to develop its wind properties, it could enter into joint ventures with larger wind developers that have greater capital resources.

Transactions with Related Parties

During the year, the following expenses were accrued or paid to officers, directors and parties related to directors and officers of the Company:

	2006	2005
Consulting and directors' fees	$ 458,642	$172,335
Bonuses	920,687	-
Management fees	131,725	142,200
Office and secretarial	37,000	30,000
Rent	26,000	-
Travel and automotive	34,139	35,415
Financing costs	256,935	-
Interest	98,407	-
	$1,963,580	$379,950

During the year ended January 31, 2006, the following related party transactions occurred:

    Subscriptions receivable (received) from the spouse of an officer and director of the Company is $129,100 (2005-($20,000)). On November 30, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.

    Write off of advances receivable of $89,796 (2005 - $nil; 2004 - nil) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

    A bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 (2005 - $nil; 2004 - $nil) has been expensed in the year-ended January 31, 2006 and $293,000 (2005 - $nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

    The Company paid a bonus of $300,000 (2005-$nil; 2004-$nil) to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 (2005 - $nil; 2004 - $nil) has been expensed in the year ended January 31, 2006, and $125,000 (2005 - $nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

    Subscriptions receivable from a director of the Company is $nil (2005-$188,542).

    The investment deposit receivable from a director of $172,020 and share subscriptions receivable of $333,333 from a director and former officer were forgiven by way of a bonus.

    A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) (2005-nil; 2004-nil).

    The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) (2005-nil; 2004-nil).

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Announcements for the Year Under Review-January 31, 2006

On March 7, 2005, March 17, 2005 and April 1, 2005, the Company announced private placements totaling 1,181,148 units at $0.82. Each unit consisted of one common share and one share purchase warrant entitling the warrant holder to subscribe to one additional common share at a price of $1.03 for a period of two years.

On March 8, 2005, the Company announced that it had entered into a 20 year power purchase agreement with Southern California Edison to purchase the output from a 120 MW wind energy facility. The Company intends on using its property in Tehachapi as the resource for this contract.

On April 15, 2005, the Company announced the establishment of a Shareholders' Rights Protection Plan for 10 years to protect the rights of minority shareholders and maximize value to all shareholders.

On May 2, 2005, the Company announced that Steve Mendoza, senior vice president and chief engineer, was appointed to a two year term to the California Independent System Operators ("CalISO") Transmission Maintenance Coordination Committee.

On May 12, 2005, the Company announced that it had provided a US$500,000 bond to Southern California Edison pursuant to the Power Purchase Agreement announced on March 8, 2005. The bond was secured by a letter of credit and the security for the letter of credit was provided by a related party. The related party entered into an agreement to provide the security for a fee equal to 12% of the letter of credit per year plus the issue of 83,290 shares at a deemed price of $1.50. The letter of credit facility is secured by a charge on all of the Company's assets.

On May 30, 2005, the Company approved bonuses to Jeff Ciachurski of $700,000 and Michael Boyd of $300,000. The bonuses are to be paid by the issue of shares at a deemed price of $1.64 per share. On issue, the shares are subject to an escrow agreement that provides for the release of one third of the shares upon the approval of the TSX Venture exchange and one third to be released on each of the next two anniversary dates of the TSX Venture Exchange approval. The Company has issued 182,930 shares to Michael Boyd and the 426,830 shares to be issued to Jeff Ciachurski are recorded as contributed surplus.

On June 7, 2005, the Company announced non-brokered private placements totaling 415,000 units at a price of $1.50 per unit. The units consisted of one share and one share purchase warrant that entitles the warrant holder to purchase one additional common share within a two year period at a price of $1.80 for the first year and $2.20 for the second year.

On November 29, 2005, the Company announced non-brokered private placements totaling 441,133 units at a price of $1.50. The units consisted of one share and one share purchase warrant that entitles the warrant holder to purchase one additional common share within a two year period at a price of $1.60 for the first year and $2.20 for the second year.

On July 5, 2006, the Company announced that it had entered into an agreement to purchase the Windridge wind farm in Tehachapi, California. The purchase included 192 acres of land zoned for wind farms, 43 Windmatic turbines and the assignment of a power purchase contract with Southern California Edison for 4.5 MW expiring in 2014. The Company plans on assessing the availability of transmission and redeveloping the wind farm with modern turbines.

On September 6, 2005 and October 5, 2005, the Company announced that it advanced US$550,000 to the title company to secure the Windridge acquisition that was announced on July 5, 2006. The Company borrowed US$550,000 from a related party. The terms of the loan provided for an interest rate of 18% per year and the issue of 82,500 common shares as a bonus at a deemed price of $1.60 per share. The acquisition closed on February 17, 2006.

At the same time, the Company announced the appointment of James Henning as chief financial officer. Mr. Henning is a chartered accountant, chartered business valuator and chartered financial analyst with experience in financing power projects. He was granted 250,000 options to purchase common shares at a price of $1.33 for 5 years.

On October 18, 2005 and November 1, 2005, the Company announced that it had entered into a strategic relationship with Pacific Hydro Limited, an Australian renewable energy Company that is owned by Industries Funds Management, one of the largest pension fund managers in Australia. Pacific Hydro has developed wind power and hydro in Australia, the Philippines, Fiji and Chile. The Company entered into an Exclusivity Agreement that allowed 45 days for Pacific Hydro to complete its due diligence. Pacific Hydro purchased 666,667 units at a price of $1.50 per unit. Each unit consisted of one common share and one share purchase warrant that entitles the warrant holder to purchase one additional common share at $1.60 within a two year period. After satisfactory completion of due diligence, Pacific Hydro indicated that it would subscribe for a further 4,333,333 shares on the same terms.

On December 14, 2005, the Company announced that it had entered into a Memorandum of Understanding with a California municipality to enter joint ventures to develop wind energy projects with the State of California. The proposed structure provides for the development of a 60 MW facility financed 60% by equity from the municipality and the balance by senior debt.

On December 15, 2005, the Company announced that it had entered into an agreement to purchase 15 -1 MW turbines from Mitsubishi Power Systems Inc. for delivery in October 2006. The cost of the turbines exceeds $15 million. The turbines are to be used for the Steel Park 15 MW Project.

On January 5, 2006, the Company announced the extension of Pacific Hydro's due diligence period to January 31, 2006 and a non-brokered private placement of 1,000,000 units to Pacific Hydro. Each unit consisted of one common share and one share purchase warrant that entitles the warrant holder to purchase one common share at $1.60 within a two year period.

On January 25, 2006, the Company announced that it had entered into an Alliance Agreement with Pacific Hydro and that Pacific Hydro had subscribed to a further equity interest in the Company. The Alliance Agreement provides Pacific Hydro the right to participate in projects in Kern (Tehachapi) and Riverside (Palm Springs) Counties, California, Mohave County, Arizona (Kingman) and New Brunswick, Canada. For each project, that is offered to Pacific Hydro and that Pacific Hydro agrees to participate in, a special purpose vehicle will be established and owned 51% by Pacific Hydro and 49% by the Company. The Company will transfer its development costs to a special purpose vehicle at cost and further development and construction costs will be shared in proportion to the respective equity interests in the special purpose vehicle. The Company has the option to request that Pacific Hydro fund its share of all costs until completion of the project. At completion, the Company will have 180 days to repay its share of the costs net of any debt and equity investments by third parties. The loan from Pacific Hydro will be secured by the Company's equity interest in the special purpose vehicle.

On January 25, 2006, Pacific Hydro subscribed to a further private placement of 4,333,333 units at $1.50 per unit. Each unit entitles Pacific Hydro one common share and one share purchase warrant entitling Pacific Hydro to purchase one additional common share for $1.60 per share for a two year period.

Subsequent Events

On February 13, 2006, the Company announced that it completed its listing on the NASDAQ OTC Bulletin Board in the United States and its trading symbol is "WNDEF".

On February 27, 2006, the Company announced the closing of the Windridge acquisition announced on July 5, 2005. As a result, the Company is expected to generate revenue subsequent to the year end.

On March 30, 2006, the Company announced that it had signed the formal Turbines Supply Agreement with Mitsubishi Power Systems Inc. and a longer term agreement to provide turbines for a further 900 MW for future projects.

On May 1, 2006, the Company announced that the Federal Energy Regulatory Commission ("FERC") had issued a decision requiring that the Company be provided access to the Sagebrush transmission line in California. The Sagebrush Partnership and the Company have 28 days to negotiate the transmission agreement or FERC will establish the terms of the agreement. This will enable the Company to commence development of its 120 MW Windstar Project.

On May 4, 2006, the Company announced that Arizona Public Service will increase its electricity purchases from 15 MW to 40 MW's and extend the term from 10 years to 15 years.

On May 15, 2006, the Company announced that it would appoint two new directors. Robert Grant, the CEO of Pacific Hydro was appointed immediately, and Kevin Holmes, the chief operating officer and chief financial officer of Pacific Hydro, will be elected at the next Annual General Meeting.

On June 19, 2006, the Company announced that a Management Cease Trade Order was issued by the British Columbia Securities Commission for failing to provide its audited financial statements by May 31, 2006. This order prevents management and insiders from trading in the Company's stock during the period of the order.

On June 30, 2006, the Company announced that will provide sponsorship to the TD Canada Trust Vancouver International Jazz Festival from June 23, 2006 to July 2, 2006.

On June 30, 2006 and July 14, 2006, the Company announced that the Management Cease Trade Order was still in effect and that the audited financial statements were going to be late for filing. In addition, the Company confirmed that no material changes to its business had occurred.

The Company entered into an agreement on July 21, 2006 to purchase the common shares of PAMC Management Corporation that has a right-of-way, which expires in 2013 near Palm Springs, California, a 29.9 MW power purchase agreement with Southern California Edison expiring in 2010 and 460 Vestas wind turbines for US$13,400,000 (CDN$15,262,600) (collectively "Mesa Wind Power"). The purchase price was financed by a loan from Pacific Hydro Limited and is repayable in part no later than September 30, 2006 through a proposed US$7,000,000 share offering ("the Loan Replacement Private Placement") and the balance was due on December 31, 2006 with interest at LIBOR plus 6%. The Company offered to Pacific Hydro the opportunity to subscribe to the share offering, but Pacific Hydro declined. The proposed share offering would be used to repay the loan into shares of the Company. If the Company fails to repay a portion of the loan by September 30, 2006, half the shares of Mesa Wind Power will be transferred to Pacific Hydro Limited. The loan from Pacific Hydro is currently outstanding.

At the Company's annual general meeting on September 25, 2006, the Loan Repayment Private Placement was approved by the Shareholders. The Company was not advised by Pacific Hydro Limited that it would participate in a US$7,000,000 private placement to reduce the loan. Therefore, the entire loan was repayable on December 31, 2006.

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not subscribe to the proposed US$7,000,000 private placement to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan would have been December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of the lawsuit is indeterminable at this time.

On February 17, 2006, the Company completed the purchase of the Windridge Generating Facility. Pursuant to the purchase agreement, the Company acquired 192 acres of land, 43 wind turbines, electrical infrastructure and an assignment of power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a 2-yar convertible promissory note secured by a first mortgage on the Windridge real estate. The note bears interest at 8% per year, is convertible into common shares at price of US$1.40 per share and is redeemable on 30 days notice.

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,638,746 on December 5, 2006. The Company entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year on June 6, 2007.

The spouse of an officer and director advanced the Company $630,000 to finance the purchase of the 1,128 acres near Kingman, Arizona. Subject to the approval of the TSX Venture Exchange, the balance of the advance bears interest at LIBOR plus 5.98% per year and maturing on November 30, 2008. In addition, the Company agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as compensation for the loan.

On June 5, 2007, the Company paid US$412,500 plus accrued interest and a mortgage renegotiation fee of $21,000, so that the term of the mortgage was extended to December 6, 2007. A significant shareholder loaned the Company US$412,500 and secured the loan by a second charge on the property. The loan from the shareholder bears interest at 12% and is due on July 1, 2009. In addition, the significant shareholder will receive a bonus of 118,000 shares at a value of $0.75 per share.

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro alleges that it has a put option pursuant to the Exclusivity Deed entered into on October 20, 2005. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without merit.

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence. Management believes that the allegations by Pacific Hydro are without merit.

On October 31, 2006, the Grand Manan 20 MW wind energy facility was not completed and New Brunswick Power terminated the PPA. The $200,000 performance bond was called by New Brunswick Power, the Company recorded the $200,000 as a liability and the Company wrote off the capitalized construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339.

During September 2006, the Company was notified by Pacific Hydro that it did not wish to continue with the development of the Steel Park 15 MW project. As a result, the Company was not able to meet its deadline to complete the project by March 31, 2007. Arizona Public Service terminated the Power Purchase Agreement on April 11, 2007 as a result of the default. At January 31, 2007, the Company wrote off its capital contributions to Steel Park, LLC and the direct investment in the Steel Park 15 MW Project totalling $4,924,606. The Company is reviewing its future development options.

The Company assigned the Turbine Supply and Maintenance Agreement with Mitsubishi Power Systems Inc. to Steel Park, LLC and the turbines reservation payments totalling US$3,300,000 were recorded as a capital contribution to Steel Park, LLC. Pacific Hydro provided a letter of credit to Mitsubishi Power Systems for the balance of the cost of the wind turbines and secured the letter of credit with a charge on the wind turbines and on the Company's capital account.

Since January 31, 2006, the Company purchased an additional 230 acres of land for US$382,723 and entered into an agreement to purchase an additional 77 acres of land in California for US$250,000.

On April 28, 2006, the Company obtained an order from the Federal Energy Regulatory Commission requiring the Sagebrush Partnership to grant the Company access to their transmission line in the Tehachapi Pass Wind Park which connects to Southern California Edison's transmission systems. The Federal Energy Regulatory Commission also ordered the parties to negotiate and enter into a transmission agreement. The Sagebrush Partnership appealed the decision. On August 14, 2006, the Federal Energy Regulatory Commission ordered the parties to negotiate, within 30 days, the terms of an agreement to permit the Company to use the Sagebrush transmission line. This 30-day deadline was extended to 60 days. On March 15, 2007, the Federal Energy Regulatory Commission confirmed that the granting of transmission capacity to the Company is subject to a 33MW power project that is being planned by one of the Sagebrush Partners. The parties are to provide a copy of the transmission and interconnection agreement within 30 days for FERC approval. On May 17, 2007, FERC agreed to hear an appeal by one of the Sagebrush Partners.

On June 8, 2007, the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting certain of our directors, officers and insiders from trading in the securities of our Company because of our failure to file, within the prescribed period of time, our audited financial statements for the year ended January 31, 2007. This restriction will remain in place until our regulatory filings are brought up to date.

On June 8, 2007 the Company entered into negotiations with Pacific Hydro to settle all outstanding issues between the parties and to provide for the cessation of all legal proceedings between the parties. Although the basic financial terms have been agreed to by both parties, settlement is subject to a definitive agreement. There can be no guarantee that a settlement will be reached between the Company and Pacific Hydro or that the final terms of the settlement will be favourable to the Company.

On July 5, 2007, the Company entered into a letter of intent to sell certain meteorological towers, land, permits, wind data and engineering reports for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

On July 9, 2007, Michael and Grace Wystrach commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit, and will be filing a statement of defence.

Contingent Liabilities

At January 31, 2006 the Company was contingently liable to a third party for providing security for a $200,000 letter of credit to secure a performance bond for New Brunswick Power. In November 2006, New Brunswick Power called on the letter or credit and the Company has recorded a liability to the third party for $200,000. The Company was also contingently liable to a related party for providing security for a US$500,000 letter of credit to secure a performance bond for Southern California Edison. On April 6, 2006, the letter credit was replaced by a US$1 million letter of credit secured by a US$1 million term deposit.

A former employee of Eastern Wind is suing Eastern Wind for the right to 50,000 options at $0.80. The Company has filed a Statement of Defence and Counterclaim.

Michael Wystrach filed statements of claim in Pima County, Arizona and Vancouver, British Columbia seeking compensation for services rendered. The lawsuit was dismissed in Pima Count and proceedings to re-instate the lawsuit were also dismissed. The Plaintiff appealed the decision and a hearing is to be held in September 2007. On November 6, 2006, the plaintiff commenced a lawsuit in British Columbia on essentially the same basis as the action that was dismissed in Pima County, Arizona. Management believes that the lawsuits are without merit.

Two former officers and directors of Eastern Wind have filed Statements of Claim in British Columbia for the failure of the Company to pay its bonuses. The directors cancelled the bonus until the individuals could prove performance. The Company has entered a Statement of Defence and has filed a Statement of Claim for funds owing to Eastern Wind and damages for failing to perform their duties.

For additional information on legal disputes please see "Legal Proceedings".

Disclosure Controls and Procedures

The Company is establishing a disclosure committee composed of senior management and members of the audit committee to develop disclosure policy, monitor the effectiveness of and compliance with the disclosure policy, educating directors, officers and employees about disclosure issues and disclosure policy and reviewing and authorizing disclosure in advance of public issue and monitoring our website.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, president and chief financial officer and members of the board of directors and audit committee through emails, telephone conferences and formal and informal meetings to review public disclosure. All public disclosures are reviewed by senior management and members of the board of directors and audit committee.

The disclosure controls as at January 31, 2006 are not effective since the size and financial resources of the Company prevents the segregation of duties and limits the Company's ability to hire experienced staff.

The Company had to restate its audited financial statements and management, discussion and analysis for the year ended January 31, 2006 and has not filed its audited financial statements and management, discussion and analysis for the year ended January 31, 2007 or its unaudited financial statements and management, discussion and analysis for the three months ended April 30, 2007.

The Audit Committee has decided to focus its efforts on the effectiveness of the disclosure controls and procedures and is preparing a report that will be discussed at the directors' meeting to be held in conjunction with the 2007 annual general meeting. After obtaining the approval of the board of directors, the Audit Committee will be responsible for the implementation of the recommendations.

Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at http://www.sedar.comwww.sedar.com.

Additional Disclosures for Venture Issuers Without Significant Revenues

Comparative Statement of Operations

	Year	Year
	Ended	Ended
	January 31	January 31
	2006	2005
	Restated	Restated
Expenses
Advertising and promotion	$93,662	$95,547
Amortization-deferred charges	-	-
Amortization-discount on promissory note	-	-
Amortization - equipment	51,360	32,157
Bonuses	1,087,353	-
Communications	283,664	106,775
Consulting and directors' fees	539,706	457,127
Financing costs	248,685	72,500
Foreign exchange loss (gain)	38,339	(1,081)
Interest and bank charges	129,062	13,132
Management fees	131,725	142,200
Office and secretarial	129,026	92,729
Professional fees	397,392	226,736
Project costs	150,772	226,805
Regulatory fees	93,029	28,844
Rent	45,216	21,215
Stock based compensation	536,787	1,010,317
Telephone	40,323	29,304
Travel and automotive	295,829	236,788
Loss before the following	(4,291,930)	(2,811,381)
Interest income	5,424	697
Write off of advances receivable	(89,796)	-
Write off of land leases and wind data	(726,000)	(102,375)
Loss before income taxes	(5,102,302)	(2,913,059)
Income tax provision	11,919	-
Loss for the period	$(5,114,221)	$(2,913,059)

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period
			Proceeds
Type of	Type of	Total	Net of	Type of
Security	Issue	Number	Issuance Costs	Consideration	Price
Common	Warrant exercise	227,000	$363,200	Cash	$1.60
Common	Private Placement	1,181,148	953,541	Cash	$0.82
Common	Exercise of options	55,000	11,000	Cash	$0.82
Common	Warrant Exercise	5,000	9,000	Cash	$1.80
Common	Financing Bonus	82,500	132,000	Loan Bonus	$1.60
Common	Private Placement	6,856,133	10,174,680	Cash	$1.50
Commons	Exercise of Options	30,000	36,000	Cash	$1.20
Common	Financing Bonus	83,290	124,935	Debt Payment	$1.50
Common	Warrant Exercise	365,853	376,828	Cash	$1.03
Common	Management Bonus	182,930	300,000	Bonus	$1.64
		9,068,854	$12,481,184

Summary of Options Granted During the Period
Name	Date Option	Total	Expiry
Of Optionee	Granted	Number	Date	Price
Claus Andrup	March 16, 2005	100,000	March 16, 2010	$1.43
Ron Gross	May 16, 2005	250,000	May 5, 2010	$1.65
James Henning	September 9, 2005	250,000	September 9, 2010	$1.33

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period
Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value
Issued and Outstanding:	23,714,789 common shares

Number and Recorded Value for Shares Issued and Outstanding

At January 31, 2006, the Company had 23,714,789 common shares outstanding having a paid up value of $0.91 per share ($21,490,117).

Description of Options, Warrants and Convertible Securities Outstanding
Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	200,000	$0.80	June 5, 2006
Stock Options	100,000	$0.80	July 31, 2007
Stock Options	370,000	$1.20	February 20, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	50,000	$1.52	June 11, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	250,000	$1.33	September 9, 2010
Warrants	37,000	$1.60	May 5, 2006
Warrants	21,000	$4.00	February 4, 2006
Warrants	15,000	$2.10	August 16, 2006
Warrants	315,500	$2.10	September 3, 2006
Warrants	116,661	$2.10	December 13, 2006
Warrants	122,000	$1.03	March 1, 2007
Warrants	175,000	$1.03	March 9, 2007
Warrants	18,295	$1.03	March 10, 2007
Warrants	500,000	$1.03	March 31, 2007
Warrants	415,000	$1.80 (1st year)	June 15, 2006
		$2.20 (2nd year)	June 15, 2007
Warrants	666,667	$1.60	October 24, 2007
	441,133	$1.60 (1st year)	December 5, 2007
		$2.20 (2nd year)	December 5, 2008
Warrants	1,000,000	$1.60	January 27, 2008
Warrants	4,333,333	$1.60	January 31, 2008

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999

121,953 shares are held in escrow pursuant to an escrow agreement dated October 26, 2005